Exhibit 99.2

Financial Information for the Three Months and Six Months Ended June 30, 2023 and 2022 of Kenon and OPC and

Reconciliation of Certain non-IFRS Financial Information

Table of Contents

Appendix A: Summary of Kenon’s consolidated financial information

Appendix B: Summary of OPC’s consolidated financial information

Appendix C: Definition of OPC’s Adjusted EBITDA and non-IFRS reconciliation

Appendix D: Summary of financial information of OPC’s subsidiaries

Appendix E: Definition of ZIM’s Adjusted EBITDA and non-IFRS reconciliation

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Financial Position (Unaudited)

	June 30,	December 31,
	2023	2022
	$ millions
Current assets
Cash and cash equivalents	590	535
Short-term deposits and restricted cash	16	46
Trade receivables	75	74
Short-term derivative instruments	4	3
Other investments	263	345
Other current assets	50	59
Total current assets	998	1,062
Non-current assets
Investment in ZIM (associated company)	226	427
Investment in OPC’s associated companies	675	652
Long-term restricted cash	16	15
Long-term derivative instruments	17	16
Deferred taxes, net	6	6
Property, plant and equipment, net	1,652	1,223
Intangible assets, net	288	221
Long-term prepaid expenses and other non-current assets	81	51
Right-of-use assets, net	132	99
Total non-current assets	3,093	2,710
Total assets	4,091	3,772
Current liabilities
Current maturities of loans from banks and others	89	39
Trade and other payables	222	134
Short-term derivative instruments	1	1
Current tax liabilities	-	1
Deferred taxes	-	1
Current maturities of lease liabilities	17	17
Total current liabilities	329	193
Non-current liabilities
Long-term loans from banks and others	799	610
Debentures	469	513
Deferred taxes, net	129	98
Other non-current liabilities	39	42
Long-term lease liabilities	57	20
Total non-current liabilities	1,493	1,283
Total liabilities	1,822	1,476
Equity
Share capital	50	50
Translation reserve	(5)	1
Capital reserve	72	42
Accumulated profit	1,303	1,505
Equity attributable to owners of the Company	1,420	1,598
Non-controlling interests	849	698
Total equity	2,269	2,296
Total liabilities and equity	4,091	3,772

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Profit or Loss (Unaudited)

	For the six months ended June 30,		For the three months ended June 30,
	2023	2022	2023	2022
	$ millions		$ millions
Revenue	312	267	165	121
Cost of sales and services (excluding depreciation and amortization)	(232)	(197)	(129)	(100)
Depreciation and amortization	(30)	(26)	(17)	(13)
Gross profit	50	44	19	8
Selling, general and administrative expenses	(47)	(44)	(23)	(23)
Other (expenses)/income	(1)	1	(2)	-
Operating profit/(loss)	2	1	(6)	(15)
Financing expenses	(32)	(27)	(18)	(14)
Financing income	24	31	11	24
Financing (expenses)/income, net	(8)	4	(7)	10
(Losses)/gains related to ZIM	(1)	202	-	(2)
Share in (losses)/profit of associated companies, net
- ZIM	(43)	706	(31)	276
- OPC’s associated companies	28	20	4	(10)
(Loss)/profit before income taxes	(22)	933	(40)	259
Income tax (expense)/benefit	(10)	(19)	3	(2)
(Loss)/profit for the period	(32)	914	(37)	257
Attributable to:
Kenon’s shareholders	(37)	904	(30)	265
Non-controlling interests	5	10	(7)	(8)
(Loss)/profit for the period	(32)	914	(37)	257

Basic/diluted (loss)/profit per share attributable to Kenon’s shareholders (in dollars):
Basic/diluted (loss)/profit per share	(0.70)	16.78	(0.56)	4.92

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited)

	For the six months ended June 30,
	2023	2022
	$ millions
Cash flows from operating activities
(Loss)/profit for the period	(32)	914
Adjustments:
Depreciation and amortization	38	29
Financing expenses/(income), net	8	(4)
Losses/(gains) related to ZIM	1	(202)
Share in losses/(profit) of associated companies, net	15	(726)
Share-based payments	5	5
Income tax expense	10	19
	45	35
Change in trade and other receivables	4	(9)
Change in trade and other payables	(11)	(11)
Cash generated from operating activities	38	15
Income taxes paid, net	(1)	-
Dividends received from associated companies	152	545
Net cash provided by operating activities	189	560

Kenon Holdings Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (Unaudited), continued

	For the six months ended June 30,
	2023	2022
	$ millions
Cash flows from investing activities
Short-term deposits and restricted cash, net	30	(10)
Short-term collaterals deposits, net	20	-
Investment in long-term deposits, net	-	12
Investment in associated companies, less cash acquired	(2)	-
Acquisition of subsidiary, less cash acquired	(250)	-
Acquisition of associated company, less cash acquired	-	(1)
Acquisition of property, plant and equipment	(139)	(163)
Acquisition of intangible assets	(5)	(2)
Proceeds from sale of interest in ZIM	-	464
Proceeds from distribution from associated company	2	3
Proceeds from sale of other investments	139	248
Purchase of other investments	(50)	(601)
Long-term advance deposits and prepaid expenses	(7)	(4)
Long-term loans to an associate	(24)	-
Interest received	12	1
Proceeds from transactions in derivatives, net	2	-
Net cash used in investing activities	(272)	(53)

Cash flows from financing activities
Repayment of long-term loans, debentures and lease liabilities	(124)	(20)
Proceed from Veridis transaction	129	-
Investments of holders of non-controlling interests in the capital of a subsidiary	54	12
Receipt from long-term loans	267	84
Proceeds from/(payment) in respect of derivative financial instruments, net	1	(1)
Repurchase of shares	(14)	-
Costs paid in advance in respect of taking out of loans	(5)	(2)
Dividends paid	(150)	(189)
Interest paid	(16)	(13)
Net cash provided by/(used in) financing activities	142	(129)

Increase in cash and cash equivalents	59	378
Cash and cash equivalents at beginning of the year	535	475
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(4)	(16)
Cash and cash equivalents at end of the period	590	837

Information regarding reportable segments

Information regarding activities of the reportable segments are set forth in the following table.

	For the six months ended June 30, 2023
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	278	34	-	-	312
Depreciation and amortization	(31)	(7)	-	-	(38)
Financing income	8	3	-	13	24
Financing expenses	(25)	(6)	-	(1)	(32)
Loss related to ZIM	(1)	-	-	(1)	-
Share in profit/(loss) of associated companies	-	28	(43)	-	(15)
Profit/(loss) before taxes	8	7	(44)	7	(22)
Income tax expense	-	(3)	-	(7)	(10)
Profit/(loss) for the period	8	4	(44)	-	(32)

	For the six months ended June 30, 2022
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	239	28	-	-	267
Depreciation and amortization	(23)	(6)	-	-	(29)
Financing income	7	22	-	2	31
Financing expenses	(23)	(4)	-	-	(27)
Gains related to ZIM	-	-	202	-	202
Share in profit of associated companies	-	20	706	-	726
Profit/(loss) before taxes	5	25	908	(5)	933
Income tax expense	(3)	(5)	-	(11)	(19)
Profit/(loss) for the period	2	20	908	(16)	914

	For the three months ended June 30, 2023
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	147	18	-	-	165
Depreciation and amortization	(19)	(4)	-	-	(23)
Financing income	2	1	-	8	11
Financing expenses	(15)	(4)	-	1	(18)
Share in profit/(loss) of associated companies	-	4	(31)	-	(27)
(Loss)/profit before taxes	(6)	(8)	(31)	5	(40)
Income tax benefit	2	1	-	-	3
(Loss)/profit for the period	(4)	(7)	(31)	5	(37)

	For the three months ended June 30, 2022
	OPC Israel	CPV Group	ZIM	Other	Consolidated Results
	$ millions
Revenue	105	16	-	-	121
Depreciation and amortization	(12)	(3)	-	-	(15)
Financing income	4	19	-	1	24
Financing expenses	(12)	(2)	-	-	(14)
Loss related to ZIM	-	-	(2)	-	(2)
Share in (losses)/profit of associated companies	-	(10)	276	-	266
(Loss)/profit before taxes	(13)	2	274	(4)	259
Income tax benefit/(expense)	2	(1)	-	(3)	(2)
(Loss)/profit for the period	(11)	1	274	(7)	257

Appendix B

Summary of OPC consolidated financial information

OPC’s Consolidated Statements of Profit or Loss (Unaudited)

	For the six months ended June 30,		For the three months ended June 30,
	2023	2022	2023	2022
	$ millions		$ millions
Revenue	312	267	165	121
Cost of sales (excluding depreciation and amortization)	(232)	(197)	(129)	(100)
Depreciation and amortization	(30)	(26)	(17)	(13)
Gross profit	50	44	19	8
Selling, general and administrative expenses	(42)	(37)	(21)	(19)
Other (expenses)/income	(1)	1	-	1
Operating profit/(loss)	7	8	(2)	(10)
Financing expenses	(31)	(27)	(19)	(14)
Financing income	11	29	3	23
Financing (expenses)/income, net	(20)	2	(16)	9
Share in profit/(loss) of associated companies, net	28	20	4	(10)
Profit/(loss) before income taxes	15	30	(14)	(11)
Income tax (expense)/benefit	(3)	(8)	3	1
Profit/(loss) for the period	12	22	(11)	(10)

Attributable to:
Equity holders of the company	11	20	(6)	(4)
Non-controlling interest	1	2	(5)	(6)
Profit/(loss) for the period	12	22	(11)	(10)

Summary Data from OPC’s Consolidated Statement of Cash Flows (Unaudited)

	For the six months ended June 30,		For the three months ended June 30,
	2023	2022	2023	2022
	$ millions		$ millions
Cash flows provided by operating activities	45	29	17	2
Cash flows used in investing activities	(369)	(164)	(295)	(77)
Cash flows provided by financing activities	307	60	86	22
Decrease in cash and cash equivalents	(17)	(75)	(192)	(53)
Cash and cash equivalents at end of the period	221	145	221	145

Summary Data from OPC’s Consolidated Statement of Financial Position (Unaudited)

	As at
	June 30, 2023	December 31, 2022
	$ millions
Total financial liabilities[1]	1,356	1,163
Total monetary assets[2]	253	287
Investment in associated companies	675	652
Total equity attributable to the owners	1,045	997
Total assets	3,235	2,709

1.	Including loans from banks and others and debentures
2.	Including cash and cash equivalents, term deposits and restricted cash

Appendix C

Definition of OPC’s Adjusted EBITDA and non-IFRS reconciliation

This press release, including the financial tables, presents OPC’s Adjusted EBITDA, which is a non-IFRS financial measure.

OPC’s EBITDA is defined for each period as net profit/(loss) before depreciation and amortization, financing expenses, net, and income tax expense and Adjusted EBITDA is defined as net profit/(loss) before depreciation and amortization, financing expenses, net, share of depreciation and amortization and financing expenses, net, income tax expense, share of changes in fair value of derivative financial instruments, changes in net expenses, not in the ordinary course of business and/or of a non-recurring nature and other expenses.  EBITDA and Adjusted EBITDA are not recognized under IFRS as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. EBITDA and Adjusted EBITDA are not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of EBITDA and Adjusted EBITDA as measures of OPC’s profitability since it does not take into consideration certain costs and expenses that result from OPC’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

OPC believes that the disclosure of Adjusted EBITDA provides useful information to investors and financial analysts in their review of the company’s, its subsidiaries’, and its associated companies’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of OPC’s net loss to Adjusted EBITDA for the periods presented. Other companies may calculate EBITDA and Adjusted EBITDA differently, and therefore this presentation of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

	For the three months ended June 30,
	2023	2022
	$ millions
Loss for the period	(11)	(10)
Depreciation and amortization	23	15
Financing expenses/(income), net	16	(9)
Share of depreciation and amortization and financing expenses, net, included within share of profit/(losses) of associated companies, net	20	22
Income tax benefit	(3)	(1)
EBITDA	45	17
Share of changes in fair value of derivative financial instruments	(2)	9
Changes in net expenses, not in the ordinary course of business and/or of a non-recurring nature	3	-
Other expenses	1	-
Adjusted EBITDA	47	26

Appendix D

Summary Financial Information of OPC’s Subsidiaries

The tables below set forth debt, cash and cash equivalents, and debt service reserves for OPC’s subsidiaries as of June 30, 2023 and December 31, 2022 (in $ millions):

As at June 30, 2023	OPC Energy	OPC-Rotem	OPC-Hadera	OPC-Tzomet	CPV Keenan	Others	Total

Debt (including accrued interest)	1	-	179	286	81	194	741
Cash and cash equivalents (including restricted cash used for debt service)	11	8	17	14	1	9	60
Net debt*	(10)	(8)	162	272	80	185	681

As at December 31, 2022	OPC Energy	OPC-Rotem	OPC-Hadera	OPC-Tzomet	CPV Keenan	Others	Total

Debt (including accrued interest)	527	-	190	237	88	1	1,043
Cash and cash equivalents (including restricted cash used for debt service)	166	7	16	3	1	98	291
Net debt*	361	(7)	174	234	87	(97)	752

*Net debt is defined as debt minus cash and cash equivalents and deposits and restricted cash.

Appendix E

Definition of ZIM’s Adjusted EBITDA and non-IFRS reconciliation

This press release, including the financial tables, presents ZIM’s Adjusted EBITDA, which is a non-IFRS financial measure.

ZIM defines Adjusted EBITDA for each period as net profit/(loss) adjusted to exclude financial expenses/(income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted to exclude impairments of assets, non-cash charter hire expenses, capital gains/(losses) beyond the ordinary course of business and expenses related to legal contingencies. Adjusted EBITDA is not recognized under IFRS as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. Adjusted EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of Adjusted EBITDA as a measure of ZIM’s profitability since it does not take into consideration certain costs and expenses that result from ZIM’s business that could have a significant effect on net profit, such as financial expenses, taxes, and depreciation and amortization.

ZIM believes that the disclosure of Adjusted EBITDA enables the comparison of operating performance between periods on a consistent basis. This measure should not be considered in isolation, or as a substitute for operating income, any other performance measure, or cash flow data, which were prepared in accordance with IFRS as measures of profitability or liquidity. In addition, non-IFRS financial measures may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated.

Set forth below is a reconciliation of ZIM’s net (loss)/profit to Adjusted EBITDA for the periods presented.

	For the three months ended June 30,
	2023	2022
	$ millions
(Loss)/profit for the period	(213)	1,336
Depreciation and amortization	422	337
Financing expenses, net	104	28
Income tax (benefits)/expense	(59)	400
EBITDA	254	2,101
Capital loss, beyond the ordinary course of business	21	-
Adjusted EBITDA	275	2,101